Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Innovative Eyewear, Inc.
8101 Biscayne Boulevard, Suite 705
Miami, FL 33138
lucyd.co

Up to $499,994.88 in Common Stock at $3.56
Minimum Target Amount: $9,996.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Innovative Eyewear, Inc.
Address: 8101 Biscayne Boulevard, Suite 705, Miami, FL 33138
State of Incorporation: FL
Date Incorporated: August 15, 2019

Terms:

Equity

Offering Minimum: $9,996.48 | 2,808 shares of Common Stock
Offering Maximum: $499,994.88 | 140,448 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.56
Minimum Investment Amount (per investor): $199.36

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

All Investors Club:

One pair of standard glasses will be donated to a South Florida homeless charity on behalf of every investor.

All investors will receive an NFT digital artwork showcasing the unique Lucyd brand,

available only through this campaign.

10% discount on all Lucyd frames, lenses and accessories through December 31st, 2022.

Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase Lucyd eyewear.

Early Bird

These discounts are in addition to the volume tiers.

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

Volume

$500 Lucyd Teammate (Free pair of Lucyd Lyte Bluetooth e-glasses + $35 custom lens credit, which fully covers Single Rx lens upgrade)

$5,000+ Lucyd Captain (Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 10% bonus shares)

$10,000+ Lucyd Legend (Limited edition, handmade "Lucyd Legends" NFT e-glasses + free pair of standard Lucyd Lyte e-glasses + $35 custom lens credit + 10% bonus shares. Lucyd Legends are unique pairs of Lucyd Lyte with custom art on packaging and frame, and include a corresponding NFT artwork. The Lucyd Legends series features 10 one-of-a-kind art-infused Lucyd Lytes from each artist featured.)

$50,000+ Lucyd Dreamer (Limited edition, handmade "Lucyd Legends" NFT e-glasses + Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 25% bonus shares + two standard fare tickets to Miami, FL to meet the team)

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Innovative Eyewear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $356. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Innovative Eyewear Inc. develops and sells cutting-edge tech eyewear. We design and provide prescription glasses and sunglasses with enhanced tech features such as built-in Bluetooth audio connectivity, phone control buttons and instant access to AI voice assistants. The Innovative Eyewear team previously developed the first prescription smartglasses and recently launched the successful Lucyd Lyte line of glasses, which have received more than 100 5-star ratings on Amazon and Lucyd.co. Our mission is to upgrade the world's eyewear. Consistent with this we are developing an exciting software app called Vyrb which will enable Lucyd Lyte users to hear and reply to social media posts with their voice, hands-free, through their glasses. We anticipate launching Vyrb in October 2021. We believe we are also developing the first designer, Bluetooth safety glasses that protect the eyes of workers in many different industries while providing these customers with full access to their digital lives, without taking their phones out of their pockets. And finally, we are developing many different styles and sizes of the Lyte glasses to meet the demand of a diverse customer base.

Tekcapital Plc is a university technology incubator and the largest shareholder of Innovative Eyewear, Inc. Tekcapital provides Innovative Eyewear Inc. with some management services, including office space, personnel support, IP management and general advisory services. Tekcapital Plc has provided seed funding to Lucyd Ltd and Lucyd Ltd granted the exlcusive license to all of its IP to Innovative Eyewear Inc, for the purpose of growing the US tech eyewear business.

Innovative Eyewear Inc owns the exclusive license to all Lucyd IP, which consists of the 24 pending and issued patent applications, these domains: Lucyd.co, Lucyd.net, Lucyd.eu, Vyrb.co, Vyrb.net, Lucyd's working inventory of smart frames, Lucyd name and trademarks, and pending Vyrb app trademark. The license is paid up and provides exlcusive worldwide rights for the life of the IP. No future payments for the IP rights are required to be provided to Lucyd Ltd, as per this agreement.

Innovative Eyewear Inc is operated from Miami, FL and has assembled a knowledgeable and capable team to rapidly scale the business. The team consists of the following individuals:

Harrison Gross - CEO, Cofounder

David Cohen - CTO, Cofounder

Konrad Dabrowski, CPA-CFO, Cofounder

Frank Rescigna, VP Global Sales

Kenneth Strominger, Sales Director - Electronics & Sports

Alex Rivera, Graphic Designer & Photographer

Jhanak Karki, MBA, Community Manager

We invite you to join us on our mission to upgrade the world's eyewear!

Competitors and Industry

Tech eyewear is still a relatively young field, with many failed projects and a few serious current players. Our main competitors are higher-priced products such as the Bose, Amazon Echo, Razor, Gentle Monster and Zungle music sunglasses. To our knowledge, no other competitors offer a product of our quality and features in our price range, let alone with the option to add prescription lenses for a minimal fee ($35).

Current Stage and Roadmap

Innovative Eyewear Inc has introduced and has been selling the Lucyd Lyte model, under the Lucyd brand since January 1, 2021. The Lucyd eShop has over 2,500 customers for its new Lyte product. Additionally, we have an email subscriber count of approximately 12,000.

We are planning to launch six new smart glasses products in July 2021, the Vyrb social media voice app in September 2021 and the first Bluetooth designer safety glasses in Q4 2021. We plan to sell the Lyte on our existing channels and launch it into retail distribution in brick-and-mortar big box stores, optical stores and sporting goods outlets in the U.S. and Canada. This represents a significant expansion of the company's sales channels.

The Team

Officers and Directors

Name: Harrison Gross

Harrison Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Director and executive manager. Salary is $42,000 per year. Options equal to 10% of the company's shares awarded previously.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  Title: Media Manager
  Dates of Service: November 15, 2015 - Present
  Responsibilities: Overseeing and creating content.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: CEO, previously Media Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Main operational oversight, team management, product and customer experience development.

Name: Konrad Dabrowski, CPA

Konrad Dabrowski, CPA's current primary role is with Tekcapital LLC. Konrad Dabrowski, CPA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO, Acting Secretary & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Financial controller and business development. Salary $24,000 per year.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  Title: Group Financial Controller
  Dates of Service: June 26, 2017 - Present
  Responsibilities: Audit review, accounting, regulatory oversight.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: Finance Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Accounting, business development, investor relations.

Other business experience in the past three years:

- **Employer:** Salarius Ltd
  Title: CFO

Dates of Service: August 12, 2018 - Present
Responsibilities: Financial manager, accounting, IR

Name: David Eric Cohen

David Eric Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Technology manager, IT manager, web and app development. Salary $42,000 per year.

Other business experience in the past three years:

- **Employer:** Emaze Design
  Title: Freelance Web Designer
  Dates of Service: August 01, 2008 - Present
  Responsibilities: Web and App Development

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: Software Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Designing and maintaining IT systems, web development, customer experience.

Name: Kristen McLaughlin

Kristen McLaughlin's current primary role is with Kristen does not have a primary job but rather just serves as a director at IE. Kristen McLaughlin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 23, 2021 - Present
  Responsibilities: Kristen is a new addition to Innovative Eyewear's board of directors, and is supporting our growth in the optical industry, as well as informing our product development process.

Other business experience in the past three years:

- **Employer:** Silhouette International,
  Title: Director of Marketing
  Dates of Service: January 01, 2010 - January 01, 2019
  Responsibilities: Not given

Other business experience in the past three years:

- **Employer:** DePasquale Companies
  Title: Global Marketing Director
  Dates of Service: January 01, 2019 - January 01, 2020
  Responsibilities: Not given

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Lucyd Lyte frame. Delays or cost overruns in the development of our Lucyd Lyte frame and Vyrb app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Additionally, smart eyewear is still a new and volatile market. Major disruptions such as a smartglass product from a blue chip company like Apple can disrupt our business model significantly. However, this risk is somewhat mitigated by two factors, our price point is very low compared to most other smart eyewear, and we provide an extremely high degree of lens customization at a very low price as well. There is yet to emerge a true market leader in any smart eyewear category, which presents both an opportunity and a risk to our company, because the sector is much more undefined and uncertain compared to standard glasses and headphones, for example. In addition, the eyewear industry is highly competitive and comprised of extremely well-funded major companies, which, if they decide to embark on smart eyewear development, would provide significant challenges in reaching market acceptance of our product, in light of their brand and marketing strength.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lucyd eyewear and the Vyrb app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 20 pending patent applications, as well as trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other

relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. Most of our hardware is manufactured overseas, so additional tariffs on imports can affect our business.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Statement of Risk Factors
Investing in the Securities involves a high degree of risk. The risk factors and all other information disclosed in this subscription agreement must be carefully considered before making an investment decision regarding the Securities. One or more of these risk factors could cause a loss of part or all funds invested in the Securities. The Company may not be able to create the products or produce the inventory is estimates it will need to launch the business and prove its business concept. The Company may not be able to create the products or produce the inventory necessary to prove its business concept. In such a case, anticipated benefit of equity ownership would not occur. The Company may not raise sufficient funds to properly fund the business. The Company may not raise funds sufficient properly fund the business and as such the business prospects may be significantly reduced. The Company is recently formed and has not operating history and modest revenues. The Company was only recently formed and has a very short operating history and has generated modest revenues. There is no assurance that the Company can generate revenues or sell any of its new anticipated products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case the Investors' shares may not be valuable. Estimated expenses may exceed the projected seed capital needs. The Company has estimated the cost of certain expenses required to fund its seed capital needs which will allow it to conduct its business. If expenses exceed those projected, the business development may may be delayed or hampered which would negatively impact the value of the equity. The Company is thinly capitalized and may not raise suffuiciuent capital to attain critical mass and ensure on-going operations. The Company's working capital will consist of the funds secured from the sale of equity. If expenses and anticipated uses of these funds exceed those anticipated by the Company there may be insufficient funds to properly operate and scale the Company, in which case share value will be negatively affected. Highly compeittive market. The markets that the Company seekd to work in are highly competitive and the entrenched

incumbents have significantly larger resources than the Company. As such, the Company may not be successful in competing with companies in the eyewear, hearable and digital assistant sectors respectively. THE COMPANY IS OFFERING THE SECURITIES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THESE SECURITIES WHEN ISSUED WILL BE RESTRICTED SECURITIES AND GENERALY MUST BE HELD INDEFINATELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. Investment in the Securities involves complex tax consequences; no tax opinion has been secured. The tax consequences related to an investment in the Convertible Notes is complex and may involve the application of United States, state and local taxes. There has been no tax opinion secured related to the taxation of the Limited Partnership Units or any other advice or counsel for the investors. INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX AND FINANCIAL ADVISORS CONCERNING THE TAX CONSEQUENCES OR TO SECURE THEIR OWN TAX OPINIONS. Conclusion. GENERALLY, IN ADDITION TO THE ABOVE RISKS, EARLY STAGE BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT. THE INVESTORS CONSIDERING THESE SECURITIES ARE ADVISED TO SEEK LEGAL, TAX AND FINANCIAL COUNSEL PRIOR TO PARTICIPATING IN THE INVESTMENT POGRAM.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lucyd Ltd	4,528,500	Common Stock	80.6

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 140,448 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 5,621,217 outstanding.

Voting Rights

Voting rights: Pari passou - 1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,053,596.00
  Number of Securities Sold: 1,091,697
  Use of proceeds: StartEngine facilitated crowdfund with proceeds used for hiring of sales& marketing employees, marketing campaign, new product roll-out as well as Vyrb app development.
  Date: April 26, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $778,500.00
  Use of proceeds: Working capital, new product launch, sales and marketing
  Date: May 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Up until December 2020, the company has been primarily focusing its resources on R&D leading up to the launch of its flagship product, Lucyd Lyte. Commencing in December 2020, the company has progressed into go-to-market and commercial launch mode, while advancing the development of its voice controller social media

app Vyrb (expected to launch in September 2020).

Historical results and cash flows:

The company does not expect the historical results to be representative of what investors should expect in the future as they were generated prior to company' launch of its flagship product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has a line of credit available with the incubator and anticipates further funding rounds with capital markets including both private and public funding opportunities.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will be critical to expansion of marketing campaign around Lucyd Lyte and software utility development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

They are helpful to company's scale up of sales and marketing expenses.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate for at least 12-18 months if the minimum is raised.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for 18 plus months if the maximum funding goal is reached.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

The company considers possible capital market transactions including listing on NASDAQ after certain milestones are reached.

Indebtedness

Related Party Transactions

- **Name of Entity:** Lucyd Ltd
  Names of 20% owners: Lucyd Ltd
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.
  Material Terms: The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

Significant commercial progress in late 2020 and 2021, including successful rollout of Lucyd Lyte, onboarding high caliber sales executives, signing distributors for Target/Best Buy/Walmart, updated projections reflecting project retail sales on top of e-commerce sales. Addition of new Intellectual Property. Progression in development of social media-based voice app Vyrb with rollout planned for September 2021.

Our valuation was set by the Company internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated based on the 5,621,217 shares of Common Stock outstanding and does not include unexercised or unissued options. In addition, The pre-money valuation does not take into account any convertible

securities currently outstanding. The Company currently has approximately $778,500 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Hiring influencers, sponsoring TV ads, online advertising as well planned in-store marketing (e.g. high tech displays).

- *Research & Development*
  30.0%
  Launch of Vyrb social media voice app for eyewear and other bluetooth devices.

- *Inventory*
  16.5%
  Inventory cost for accelerating commercial prospects.

If we raise the over allotment amount of $499,994.88, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Hiring influencers, sponsoring TV ads, online advertising as well planned in-store marketing (e.g. high tech displays).

- *Research & Development*
  30.0%
  Launch of Vyrb app, social media voice app for eyewear and other Bluetooth devices.

- *Inventory*
  16.5%
  Inventory purchase for upcoming retail store and e-commerce orders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lucyd.co (NA).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lucyd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Innovative Eyewear, Inc.

[See attached]

INNOVATIVE EYEWEAR, INC.

(a Florida corporation)

Financial Statements

For the fiscal year period ended November 30, 2020 and

The inception period of August 15, 2019 through November 30, 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

June 9, 2021

To: Board of Directors, INNOVATIVE EYEWEAR, INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of INNOVATIVE EYEWEAR, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of November 30, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the fiscal year period ended November 30, 2020 and the inception period of August 15, 2019 through November 30, 2019.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the fiscal year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

June 9, 2021

INNOVATIVE EYEWEAR, INC.
BALANCE SHEETS
As of November 30, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	November 2020	November 2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 25,108	$ 0
Inventory	95,208	0
Total Current Assets	120,316	0
Non-Current Assets		
Intangibles, net of accumulated amortization	321,515	0
TOTAL ASSETS	**$ 441,832**	**$ 0**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 98,186	$ 0
Intercompany payable	235,852	0
Total Current Liabilities	334,039	0
Non-Current Liabilities		
None	0	0
TOTAL LIABILITIES	**334,039**	**0**
Shareholders' Equity		
Common stock (10,000,000 shares authorized, 4,168,180 shares issued and outstanding)	4,168	0
Additional paid-in capital, net of offering expenses	489,955	0
Accumulated deficit	(386,330)	0
TOTAL SHAREHOLDERS' EQUITY	**107,793**	**0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 441,832**	**$ 0**

INNOVATIVE EYEWEAR, INC.

STATEMENT OF OPERATIONS

For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019 (inception)
Revenues, net	$ 46,269	$ 0
Less: Cost of Goods Sold	88,964	0
Gross profit	(42,695)	0
Operating Expenses:		
General and administrative	153,681	0
Sales and marketing	121,747	0
Management fee paid to affiliate	50,000	
Total Operating Expenses	325,427	0
Other Income/(Loss):		
Amortization (expense)	(18,199)	0
Other (expense)	(8)	
Net Income (Loss)	$ (386,330)	0
Earnings per share, basic	$ (0.09)	$ 0.00
Earnings per share, diluted	$ (0.09)	$ 0.00

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OWNERS' CAPITAL
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock (LLC Units until March 26, 2020)				
	# Shares	Amount	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Beginning balance as of August 15, 2019	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Net income/loss				0	0
Balance as of November 30, 2019	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Conversion from limited liability company to corporation on March 26, 2020					
Share issuances to founders	3,750,000	3,750	163,030		166,780
Issuance of shares, net of offering expenses of $217,214	418,180	418	326,925		327,343
Net loss				(386,330)	(386,330)
Ending balance as of November 30, 2020	**4,168,180**	**$ 4,168**	**$ 489,955**	**$ (386,330)**	**$ 107,793**

INNOVATIVE EYEWEAR, INC.

STATEMENT OF CASH FLOWS

For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019 (inception)
Cash Flows From Operating Activities		
Net income (Loss)	$ (386,330)	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:		
Add: Amortization	18,199	
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	98,186	0
(Increase) Decrease in inventory	(35,096)	0
Net Cash Used In Operating Activities	(305,041)	0
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of common stock	405,956	0
Intercompany payable	2,806	
Costs of offering	(78,613)	
Net Cash Provided By Financing Activities	330,149	0
Net Change In Cash	$ 25,108	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 25,108	0
Significant Non-Cash Transaction		
Capital contribution of net intangible assets	$ 339,714	0
Capital contribution of inventory	$ 60,112	0

NOTE 1 - NATURE OF OPERATIONS

INNOVATIVE EYEWEAR, INC. (f/k/a Innovative Eyewear LLC) ("the Company") is a corporation organized under the laws of the State of Florida. The Company provides smart eyewear with audio capabilities.

The Company has recently begun commercial operations and scaling its sales operations. As of November 30, 2020, the Company has little working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. The Company also has availability, but not the contractual right, to additional intercompany financing from its parent company, Lucyd Ltd. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed as a limited liability company in Florida on August 15, 2019 but had no economic or commercial activity until March 26, 2020 when the Company was converted from a limited liability company to a corporation under Florida law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of November 30, 2020, the Company is operating as a going concern. See Notes 1 and 3 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of November 30, 2020, the Company had a cash balance of $25,108.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of November 30, 2020, the Company had no accounts receivable.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of November 30, 2020 the Company had acquired $339,714 net book value of intangible assets in a capital contribution from its shareholder.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions

requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue upon delivery of its hardware products to end customers.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Earnings/loss per share
The Company presents earnings and loss per share data by calculating the quotient of earnings/(loss) ($386,330 net loss) and loss divided by the number of common shares outstanding (4,168,180) common shares as of November 30, 2020) as required by ASC 260-10-50. As of November 30, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to

value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operations as of November 30, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 6 – SHAREHOLDERS' EQUITY

Conversion to Corporation
On March 26, 2020, the Company converted from a limited liability company into a corporation. The Company had not issued LLC units nor had any commercial activity prior to the conversion.

Single Class of Common Stock
After converting to a corporation, the Company has authorized 10,000,000 shares of common stock. The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

Crowdfunded Offering

In 2020, the Company offered securities in a Regulation CF campaign and raised $405,956 through the issuance of 418,180 shares. The Company incurred $217,214 in offering costs associated with the Crowdfunded Offering and has reduced the additional paid-in capital by the amount of the offering costs.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Licensing Agreement
As described in Note 6, above, the Company, received a capital contribution from its sole shareholder.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates continuing its Crowdfunded Offering common stock for up to $1,070,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made StartEngine, a FINRA-approved Regulation CF funding portal (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering. As of May 24, 2021, the Company raised $1,053,596 under the Regular CF discussed above. The Company incurred $261,860 of expenses associated with the offering.

Convertible Note Issuance
In December 2020, the Company entered into a convertible note credit agreement whereby the Company may borrow up to $2,000,000 from an affiliated entity. The convertible note bears 10 percent interest per annum and matures December 2023. The convertible note converts at the election of the lender upon a qualified financing event of up to $750,000.

Management's Evaluation
Management has evaluated subsequent events through May 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Innovative Eyewear

Smartglasses with prescription lenses



Offer Closing 9.24.21
headphones + Rx glasses
TOGETHER AT LAST

Website | Miami, FL | ELECTRONICS

$160,213 raised

$1,053,596 previously crowdfunded

232 Investors	$20M Valuation
$3.56 Price per Share	$199.36 Min. Investment
Common Shares Offered	Equity Offering Type
$500K Offering Max	13 Hours Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Innovative Eyewear develops and sells cutting-edge eyeglasses and sunglasses that protect your eyes and allow customers to remain safely connected to their digital lives. Our flagship Lucyd® Lyte Bluetooth audio glasses enable the wearer to listen to music, talk on the phone, and use voice assistants to perform many common smartphone tasks handsfree. After our successful launch of the Lucyd Lyte line in January 2021, we experienced significant interest from many eyewear retailers, so we are returning to StartEngine for help addressing our inventory needs, and to build the most complete line of smart eyewear on the market. Our mission is to Upgrade your Eyewear®. Consistent with this we are developing an exciting software app called Vyrb which will enable Lucyd Lyte users to hear and reply to social media posts with their voice, hands-free, through their glasses. We are planning to launch Vyrb this September for both iOS and Android as the first social app with a focus on wearables. Our smart eyewear acts like headphones and glasses in one, bringing vision correction and protection together with digital connectivity and clear audio, and offers a safer solution for listening to music outdoors compared to in-ear headphones.

Overview | Team | Terms | Updates 11 | Comments | Follow

Reasons to Invest

- Launching the largest line of Bluetooth prescription glasses on the market, that match the fit and finish of designer eyewear, costing the same as regular glasses to enable mass market adoption. Actively expanding from ecommerce-only operations to brick and mortar resellers, including big box stores, optical chains and sporting goods outlets.
- Strong intellectual property position with exclusive rights to 24 total pending and granted patents, including three utility patents and 21 design patents.
- Developing a breakthrough new app called Vyrb which will enable voice posting to social media platforms such as Twitter and Facebook via Lucyd glasses and other hearables.

00 DAYS 11 HOURS 03 MINUTES 55 SECONDS

Upgrade Your Eyewear®

OUR STORY

Rewards

Get rewarded for investing more into Innovative Eyewear:

$199+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$199+ Investment

All Investors Club

One pair of standard glasses donated to a South Florida homeless charity on investor's behalf, NFT digital artwork showcasing the unique Lucyd brand, 10% discount on all Lucyd frames through 12/31/22, and affiliate program Legend Membership.

$500+ Investment

Lucyd Teammate

Free pair of Lucyd Lyte Bluetooth e-glasses + $35 custom lens credit, which fully covers Single Rx lens upgrade

Creating a seamless experience between eyewear and your digital life

Innovative Eyewear was established to upgrade the world's eyewear, by producing fashionable and affordable prescription frames with Bluetooth features, enabling the wearer to both correct their vision and stay safely connected to their digital life. Our team was the first to develop Bluetooth prescription glasses three years ago, and we continue to develop, manufacture and sell them around the world. Since launching in January, our Lucyd Lyte line has become the go-to glasses for thousands of customers, since it offers incredibly useful Bluetooth features in a light and fashionable frame suitable for all-day optical wear. Since the launch of our product this year we have received more than 200 5-star ratings on Amazon and Lucyd.co.


play music
take calls
use Siri®,
Alexa® &
Google Voice®

*Images are computer generated versions.

Innovative Eyewear has launched a new generation of Bluetooth glasses, that are indistinguishable from high fashion eyewear in looks and price, and provide the ability to perform many smartphone functions using just your voice. We offer a unique combination of prescription, fashion and wearable utility. With its open-ear audio, Lyte glasses are inherently safer for outdoor activities as customers can hear the traffic around them and can perform many smartphone tasks without having to look at their phones. Previously, under the Lucyd brand, our team was the first to deliver prescription Bluetooth eyewear in 2018, and delivered a number of beta products to gain valuable customer feedback.

Now in 2021, thanks to incredible customer feedback, we are expanding Lucyd Lyte from an ecommerce-focused model to one that also offers Lucyd eyewear in optical, sporting goods and other big-box retailers across the US. We have already onboarded several dozen optical stores to offer our frames!


your Lyte,
your lenses!

THE PROBLEM

Smartphones present a safety hazard to pedestrians, cyclists, and to many professions, and can distract us from the task at hand.

Pedestrian deaths are at a 28-year high. Every 88 minutes a pedestrian is killed in the United States. A significant contributor to this is that pedestrians and drivers alike are distracted on their smartphones.

$5,000+
Investment
Lucyd Captain
Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 10% bonus shares

$10,000+
Investment
Lucyd Legend
Limited edition, handmade "Lucyd Legends" NFT e-glasses + free pair of standard Lucyd Lyte e-glasses + $35 custom lens credit + 10% bonus shares

$50,000+
Investment
Lucyd Dreamer
Limited edition, handmade "Lucyd Legends" NFT e-glasses + Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 25% bonus shares + two standard fare tickets to Miami, FL to meet the team

This distraction takes place in two forms, via headphones, where the user is deprived of full audible situational awareness, and via the visual interface of the phone which distracts the user completely from their surroundings. Lucyd Lyte open ear audio helps address this problem by having the speakers mounted in the temples on the arms of the glasses. There is nothing in the ear canal, and as a result individuals can better maintain situational awareness, such as hearing the traffic around them. Furthermore, through the quick and easy touch controls on the Lucyd Lyte, the wearer can perform many tasks they would normally pull out their phone for, reducing the screen time needed throughout the day.


Stay connected without missing a beat.

Having developed a dependence on smartphones for information, people constantly focus their attention on their screens, and are distracted from their surroundings. Pedestrian fatalities increased by 60% from 2009 to 2018, due in large part to the widespread use of smartphones by drivers and pedestrians alike.


Pedestrian fatalities have risen
60%
FROM 2009-2018

THE SOLUTION

Comfortable, affordable Bluetooth audio glasses that seamlessly integrate vision correction and protection with your digital life

We have launched a unique line of smart eyewear that enables eyeglass and sunglass wearers to interact with AI voice assistants and social media handsfree, thereby improving the safety and convenience of accessing digital information and apps. Our eyewear provides both optical-quality glasses and a bluetooth headset at the same price as a traditional pair of glasses.


A natural and powerful upgrade to eyewear.

We have successfully launched a designer form factor for Bluetooth eyewear that looks very similar to fashionable optical glasses, but also enables useful smart features when connected to your phone, smartwatch or computer. We've created a line of comfortable and affordable smartglasses that add tech capabilities without sacrificing anything from a typical eyewear experience. We will further enhance those capabilities with mobile applications that expand the potential of voice assistants. We have already introduced six styles of Lucyd Lyte, and plan to offer 18 different styles by the end of 2021, in our effort to offer the world's most customizable e-glasses experience.


TOUCH CONTROLS
USE SIRI, ANSWER CALLS & MORE
STABLE BLUETOOTH 5.0
WORKS WITH PHONE & SMARTWATCHES
8 HOUR BATTERY
SO YOU CAN GET LOUD ALL DAY
POLARIZED UV400 LENS
RX LENSES AVAILABLE FOR JUST $35
HI-FI AUDIO FRAMES
CRISP SOUND FOR MUSIC & CALLS
lucyd
upgrade your eyewear

Innovative design at a great price

Lucyd Loud combines the best features of headphones and eyewear in one

PLAY MUSIC | MAKE CALLS | USE APPS

OUR TRACTION

Exclusive partnerships and a first-to-market advantage

In March 2020, Innovative Eyewear, Inc. acquired the exclusive license to use the Lucyd eShop and brand. Lucyd launched Lucyd Lytes in January 2021, its first mass-market smart eyewear product. Innovative Eyewear has sold over 2,500 units from January - June 2021. **We have onboarded pro golfer Chris Clark and musical artist Hadar Adora to support our brand, as well as many other influencers.**


"I'm thrilled to join Lucyd because of their commitment to improving the vision of people worldwide."
Chris Clark
PRO GOLFER &
LUCYD BRAND AMBASSADOR

We have also entered into a multi-year distribution agreement with D. Landstrom Associates, a product distribution firm that helps companies get their products on the shelves in big box stores like Walmart, Best Buy and Target. They have over 40 years of experience in getting products into these major retailers.

We have **three utility patents (one granted and two pending) and 21 design patents (13 granted and 8 pending)**, that we believe provide a strong competitive advantage in the tech eyewear space:

- A granted US utility patent for a mobile application that provides methods for organizing and prioritizing wireless connections, including the flow of audiovisual information among multiple connected devices.
- A pending utility patent for features in our upcoming Vyrb™ app, which will enable the user to engage with social media using their voice, and create new voice command automations.
- Glasses-as-a-Service™ is a pending hardware utility patent that describes modular Bluetooth eyewear with user-replaceable frontplates, enabling the wearer to change the look and lens function at a low cost compared to buying a whole new smartglass.
- 21 design patents filed, 13 granted and eight pending, adding additional protections to every pair of our Bluetooth eyewear.

Bluetooth Prioritizer App

This patent covers managing input/output across multiple devices, like your smarthome, watch and glasses.

Vyrb Mobile App

Software utility patent covering voice control features of Vyrb

Glasses-as-a-Service

The first hardware patent for interchangeable-parts Bluetooth glasses

EARLY ADOPTER FEEDBACK

As a community-powered company, user feedback drives our product improvements and line expansions.

We've already received 200 5-star reviews on the Lucyd Lyte. To see all of our reviews so far, please visit the Lyte Amazon page and Lucyd.co.

"For starters, I am no stranger to sound glasses—I have owned 3 versions from Lucyd as well as Bose Frames. This is the first pair that looks like normal glasses. The arms are slim and the glasses themselves are not noticeably heavier than regular glasses."
- CHAD GAINOR

"These glasses are PERFECT for riding and have transformed my exercise routine. I'm able to listen to music but still be aware of cars and people around me, which is an absolute game changer. I don't go riding without these anymore."
- ALEX BARANSKY

"It really is so hard to comprehend how effective and luxurious the glasses feel for the price. As someone who imagined my Lucyd shades best on the golf course, I enjoyed them just as much strolling along downtown."
- DEREK CARMAN

"It makes things so much more convenient for me. I don't have to worry about losing my headphones or charging my wireless ones. The price is also way more affordable than at my optometrist's office."
- CHRISTINE GULSARAN

THE MARKET

Innovative Eyewear sits at the intersection of three growing markets

- The current online market for eyewear is US $3.8B. Approximately eight million pairs of prescription eyeglasses were sold online in 2018.
- The market for digital assistants like Siri, Google Voice and Alexa have grown rapidly. There will be an estimated 8 billion digital voice assistants in use by 2023, up from the 2.5 billion assistants in use at the end of 2018.
- The wireless "hearables" market is projected to sell 230 million units in 2020. Sales of "Hearables" garnered $21.2 billion in 2018, and is estimated to reach $92.46 billion by 2026, growing at a CAGR of 17.2% from 2019–2026.



Hearables
230 Million
pairs a year
Online
Eyewear
8 Million
pairs a year
Digital
Assistants
2.5 Billion
in use

HOW WE ARE DIFFERENT

The smartest glasses for the price

While many companies offer some kind of tech eyewear, very few are suitable for extended wear and are delivered with corrective lenses, which are needed by ⅔ of the population. According to user reviews on Amazon, even fewer are of high quality, or are attractive enough for the fashion conscious buyer. None of our competitors currently offer voice control of social media apps such as Facebook and Twitter. Other smart eyewear products tend to lack touch controls or have imprecise control systems, whereas Lucyd frames have easy and reliable one-touch controls. For example, on Lucyd frames you can adjust volume, skip tracks, use your voice assistant and answer calls with a click.

COMPETITIVE LANDSCAPE

Lucyd Lyte is a new kind of smart eyewear that looks, feels and costs the same as designer glasses, but with the convenience of Bluetooth features



Lucyd® Lyte™

- Lux design and premium build quality at an affordable price. The Lyte MSRP is $149.
- The first e-glasses with the style and comfort necessary for all-day wear.
- Just 1.10-1.44 ounces, with sleek contours and discreet design.
- Battery life: 6.5-8 hours of playback, and up to 160 hours of standby.
- Incredibly easy-to-use touch buttons for answering calls and controlling music.
- Crystal clear call sound quality.



Bose® Tenor

- Starts at $249 for new models, a bit pricy for some optical customers.
- Bulky arms make it an obvious tech product, not stylish eyewear.
- At 1.76 ounces a bit heavy for all-day optical or sun protection wear.
- Battery life: 5.5 hours of playback.
- Touchpad for volume, call and music control. Less precise than simple buttons.
- Excellent music sound quality.
- Well respected brand.

A leading excellent competitor, Bose® Frames, is in another price category at nearly double the cost of our products, and in our view not as fashionable or comfortable due to the ir increased girth and weight. The cost to add a prescription to a Bose frame is much more expensive at over $125 extra, while Lucyd frame prescriptions start at $35. The total cost of a Lucyd prescription frame is $155, compared to $326 for Bose. Their product is also in a larger sunglass form factor, while Innovative Eyewear has developed a full optical line. Further, none of the competitors offer a proprietary voice-controlled app called Vyrb™ which allows you to listen and post to your social media programs using your voice, without looking at your phone. Vyrb images are computer generated demo versions. Product is still currently under development and will launch September 2021.

Vyrb™ speak the world


Vyrb
wow that's amazing!
Meet me at the beach
0:04

A Wearable Ecosystem

The human voice has gone missing lately. Similar to Clubhouse[1], we're bringing it into the online era with Vyrb, a full social app for wearables.

CORE FEATURES IN DEVELOPMENT

Verbal Posting
Speak your mind to the Vyrb network and your favorite platforms, including editable speech-to-text posting to Facebook®. Post handsfree via Lucyd eyewear and your voice assistant.

Hear Your Feed
Use the innovative Autoplay function through the voice assistant to hear a filtered stream of new content and messages. Set voice prompts to interact with posts handsfree.

A New Way To Socialize
Create, edit and send dynamic voice messages and live radio-style broadcasts in real time, with fluid translation controls and emoji-like sound "FX". Start a public chat and have friends join the conversation.

Music Discovery Made Easy
As an audio-focused platform, Vyrb will put musical artists front-and-center. Editing and sharing of songs will be a snap in Vyrb, and live performances will be boosted to other users.

[1] https://www.entrepreneur.com/article/369720

THE BUSINESS MODEL

Direct-to-consumer and wholesale sales channels

Innovative Eyewear has two major sales channels, one being ecommerce via the Lucyd eShop and Amazon, and the other is our development of a network of retail eyewear and sporting goods establishments offering our frames. Innovative Eyewear also offers two affiliate platforms for peer-driven sales.

Innovative Eyewear has two levels of margins, one for direct-to-consumer which is higher, and one for B2B which is more competitive. Our frame margins are approximately 60% for direct-to-consumer and 38% wholesale. We have an average profit margin of 20% on custom and prescription lenses.


Innovative Eyewear runs an optical eShop with affordable Rx lenses and global shipping, a US Amazon Shop, and affiliate & reseller programs.

Ecommerce Channel

lucyd™
amazon
Walmart
Save money. Live better.

Reseller Outreach

retail eyewear and sporting goods establishments

THE VISION

Becoming a pioneer in the tech eyewear industry

As part of our mission to make smart eyewear accessible to the mass market, we are seeking to develop a complete line of Bluetooth eyewear for every size and style preference, with 18 styles available by the end of 2021, and 40 styles by the end of 2022. When paired with the Vyrb app, Lucyd Eyewear will provide a new, safe and wearable user experience suitable for everyone.

Our long-term goal is to earn 1% of the global eyewear industry over the next five years, which would amount to approximately $US 1.47B in sales. As a result of this expanding ecosystem that Innovative Eyewear is helping to pioneer, we are planning to earn a leadership position in the tech eyewear market under the Lucyd brand.


lucyd
bluetooth
audio glasses

OUR TEAM

A team with expertise across the eyewear, tech, and online spaces

In addition to being passionate about tech eyewear, the Innovative Eyewear team has a significant background in technology and product commercialization. Thanks to the success of our last Startengine raise, and the incredible response to our Lucyd Lyte launch, we have recently expanded to a full sales team with decades of collective experience in eyewear and fitness tech sales, brand creation and licensing, including our new VP Sales Frank Rescigna, an optician and the former President of Viva Eyewear, the fifth largest eyewear company in the US. We have also brought on Ken Strominger as Sales Director-Sports and Electronics, who built the Iron Man athletics brand through a number of licensing deals, and was Sports Marketing Director for Timex.

Team Lucyd Influencers

Jay Thornton
@jaythornton000

Jay Thornton, a Lucyd NFT artist, is an entrepreneur, world traveler, & creative problem solver with a wandering spirit.

He's founded agencies, restaurants, & digital properties across many industries and finds inspiration in his constantly evolving surroundings. Where technology seamlessly makes life easier, you'll find Jay smiling.





Molley "MK" Grubbs
@mkgrubbs

Molley-Kate, but you can call her "MK" is 24 years old and resides in Charlotte, NC.

She graduated from NC State University in 2018 and currently works as a Paid Social Strategist & Influencer.

MK has traveled to Antigua, Miami, NYC & more for promotional contracts with hotels & businesses. Spending time out on the lake & quick weekend getaways is her current therapy.

Joe Bunn

@JoeBunn

Joe Bunn started his DJ career at the age of 14 in Eastern North Carolina. In the late 90s, he started Bunn DJ Company. The company grew from a couple of DJs to 15 of the area's best mobile DJs. Joe has been on the board of both ILEA (International Live Events Association) and NACE (National Association of Catering & Events).

He still DJs almost every weekend, but in recent years has been helping other entrepreneurs across the country grow their businesses by giving seminars, consulting, recording podcasts, doing workshops, and producing training videos. In addition, he is the founder of The DJ's Vault-a members only website for mobile DJs.





Chris Clark

@chrisclark1010

Chris Clark's golfing story is very much an organic one. After completing all of the core requirements to graduate college, he found himself choosing golf as an elective to complete his degree.

Immediately entering corporate America after college, Chris began playing golf whenever he was not in the office, logging countless practice hours in the evenings at driving ranges and on the weekends. That passion turned into competing and now more than 10 years later, Chris discovered his ability to compete at the professional level.

His goal is to be a role model and an ambassador of diversity.

John Andrews

@Katadhin

John is the President of KatadhinCo, an advisory and consulting company for brands, retailers and startups. He is a career shopper marketer, entrepreneur and intraprenuer. He has 25+ years of work in consumer packaged goods companies including Hanes Brands, Newell Rubbermaid, PictureVision (Kodak Digital) and Implus.

He moved to the retail side in 2007 joining Walmart and built one of the original people as media platforms called Walmart Elevenmoms. He is the founder of Collective Bias, an Influencer Marketing company focused exclusively on Shopper Marketing (Acquired by Inmar in 2016).





Hadar Adora

@HadarAdora

Hadar Adora is a rising singer and songwriter. Originally from Queens, NY, Hadar has made her name in the music industry from Miami, FL. Her sound is genre bending with influences from Pop, R&B, Rock, Hip Hop and Dance.

Hadar is currently promoting her new single "Free Zone" out on July 6 from her upcoming EP titled Radar.

Ted Rubin

@TedRubin

Ted Rubin is a leading Social Marketing Strategist, International Keynote Speaker, Business Advisor and... Author, Connector, Provocateur. In March 2009 he started using and evangelizing the term ROR, Return on Relationship, hashtag #RonR. Ted was Chief Social Marketing Officer (a new title he created in 2011) of content and influencer marketing pioneer Collective Bias... and a principal shareholder until the November 2016 acquisition by Inmar.

Many people in the social media world know Ted for his enthusiastic, energetic and undeniably personal connection to people. Ted has been featured as the most followed CMO on Twitter by Social Media Marketing Magazine, one of the most interesting CMOs on Twitter by Say Media, one of Forbes Top 50 Social Media Power Influencers, and number #2 on the Leadtail list of Top People Most Mentioned by digital marketers.


BE GOOD
TO PEOPLE



Dave Ryan

@DavidRyan

Dave, a Lucyd NFT artist, has been in various positions in creative firms over his career and has produced creative in mediums ranging from TV commercials to social media content to logos and brochures.

Today, besides working in marketing at a large corporate America tech firm, Dave is an accomplished guitar player and expands on his creativity by playing in a rock band and writing original progressive rock music.

"There's no motion without emotion. I try to make every creative project I work on manifest an emotional response - and that response will hopefully cause the viewer to act/click/buy or whatever we are asking them to do. The Lucyd glasses/box NFT creative project is no different. I wanted to make the physical box emotionally move the viewer. By creating themed box sets that a viewer can relate to (driving, hiking, etc.) they emotionally connect with the product and thus have to have them!" - Dave Ryan

WHY INVEST

A unique position in multiple growing markets

Innovative Eyewear is well-positioned to develop the first mainstream smartglasses because we have an exciting product line that customer's love and our team has been in the space for years and understands from a personal and consumer perspective the market drivers for success in this sector. Innovative Eyewear has licensed a large portfolio of IP for a young company, with exclusive rights to 24 patents (both design and utility) that create a technology moat in this sector. We also have significant prospects for introducing our unique smart frames into brick-and-mortar retail outlets around the US and beyond. We are looking for investors to help us continue to push the technology, design and affordability of smartglasses forward to create a safer, more comfortable experience for those looking to embrace an ergonomic, optical wearable that functions as great eyewear first and foremost. Help us bring about the future of eyewear with your investment. We are bringing smart eyewear into a lightweight spectacles format suitable for everyone, and launching the exciting Vyrb social media app to bring the voices of the world together.



The innovative
Eyewear team is
ready to take
e-glasses mainstream.

In the Press

Forbes · iPhone Life · TECHPLUTO · iMore · Cult of Mac · GadgetFlow

TECH STARTUPS · NEW YORK POST

SHOW MORE

Meet Our Team



Harrison Gross

CEO, Director & Cofounder

Harrison's background is in tech marketing and brand development, and he drives the Innovative Eyewear brand story, user experience and product development. Columbia University graduate. He works at Innovative Eyewear full-time, 40+ hours per week. Creator of the Lucyd brand and Vyrb app.



David Eric Cohen

CTO & Cofounder

David's background is in web development and coding. He operates the digital presence of the brand and heads our software development efforts. M.S. in Advanced Technical & Information Systems Management, Hadassah University. B.S. in Computer Technology Management, Academy of Bordeaux.

He is employed to grow the Lucyd brand full-time, but also runs a web development consultancy. He spends about 35 hours per week on Innovative Eyewear.



Konrad Dabrowski, CPA

CFO, Acting Secretary & Cofounder

Konrad's experience is in financial management, as an auditor for Deloitte, Accounting Manager for RBI, and Group Financial Controller for Tekcapital plc. M.S. in Finance & Accounting from the Warsaw School of Economics.

Roughly half of his time is spent on Innovative Eyewear, and the rest on Tekcapital and Salarius. This would be about 20 hours per week.



Calvin Peters

Ecommerce, Content & Social Growth Manager

Calvin is a multi-faceted communications professional with over 20+ years of experience in Public Relations, Marketing and Digital Communications. He most recently led PR localization, Digital Communications and Influencer Marketing teams for the Walgreens Boots Alliance; the first global pharmacy-led, health and wellbeing enterprise.

His strategy is laser-focused on increasing positive brand sentiment, owning media narratives and overall SOV through PR, Marketing and Digital leadership expanding into the fashion and retail industries for brands such as Lugz Footwear & Apparel and Southpole. He works full time at Innovative Eyewear, 40+ hours per week.



Helen Maschmeyer

Community Manager

Helen brings diverse experience in sales and app development to the team. In addition to sales experience at Tesla's King of Prussia location, she built ecommerce systems and planned content and marketing initiatives for the Paula Hian fashion brand. She has developed several apps, including a companion app for the popular Dungeons & Dragons tabletop game. She works full time at Innovative Eyewear, supporting our customer experience and lead app developers.



Clifford Gross, Ph.D., MBA

Ergonomics Advisor

Dr. Gross is our ergonomics advisor. He has many years of experience in developing ergonomic products that have been successful in the market including the Black & Decker DeWalt cordless professional drill, Logitech ergonomic mouse, Knoll Parachute chair, and more.

Dr. Gross is a frequent contributor to the company, offering technology guidance and commercialization support on a daily basis. He spends roughly 10 hours a week on Innovative Eyewear.



Frank Rescigna

VP of Sales

Frank is a career eyewear professional with over 30 years of experience in the industry, both in wholesale and retail. He has led several leading eyewear brands and distributors in the US and abroad, as President and CEO of Viva Eyewear and Marcolin USA. At Viva, he oversaw development of Guess Eyewear into a $100m+ annual brand in the US, and was then hired by Guess Inc. to lead their accessories licensing division. Frank is also an optician and is helping the Lucyd brand capture the North American eyewear market.



Kenneth Strominger

Sales Director - Electronic&Sports

Ken is an experienced electronics marketer who has generated millions in sales on numerous fitness tech and hearables products, and in licensing. He helped secure $400m in sales via licensing deals for Iron Man-branded products. He also brought the Yurbuds headphones lines to $2m in annual sales and placed the product in leading sporting goods outlets, including Dick's, the largest sporting goods chain in the US. He also brings experience in the eyewear industry as he helped launched NanoGriptech Nosepads. Ken is helping Lucyd bring our eyewear into sports and electronics sales channels.



Alex Rivera

Graphic Designer & Photographer

Alex is a photographer with over 15 years of experience. His work has been published worldwide. He has worked on multiple Ad Campaigns including brand lookbooks, billboards, web media and has worked with multiple celebrities. Alex keeps Lucyd updated with high end images to use for social media, web content, and marketing ad campaigns.



Kristen Mclaughlin

Kristen is a new addition to Innovative Eyewear's board of directors, and is supporting our growth in the optical industry, as well as informing our product development process.

Kristen has a distinguished career in the optical industry where she has served as director of marketing for Silhouette International and brand manager for Daniel Swarovski Crystal Eyewear. In 2017, Kristen was honored as one of the most influential woman in eyewear by Vision Monday, a leading publication in the ophthalmic industry. She spends roughly 5 hours per week on Innovative Eyewear.

Offering Summary

Company	Innovative Eyewear, Inc.
Corporate Address	8101 Biscayne Boulevard, Suite 705, Miami, FL 33138
Offering Minimum	$9,996.48
Offering Maximum	$499,994.88
Minimum Investment Amount (per investor)	$199.36

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,808
Maximum Number of Shares Offered	140,448
Price per Share	$3.56
Pre-Money Valuation	$20,000,000.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

All Investors Club:

One pair of standard glasses will be donated to a South Florida homeless charity on behalf of every investor.

All investors will receive an NFT digital artwork showcasing the unique Lucyd brand, available only through this campaign.

10% discount on all Lucyd frames, lenses and accessories through December 31st, 2022.

Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase Lucyd eyewear.

Early Bird

These discounts are in addition to the volume tiers.

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

Volume

$500 Lucyd Teammate (Free pair of Lucyd Lyte Bluetooth e-glasses + $35 custom lens credit, which fully covers Single Rx lens upgrade)

$5,000+ Lucyd Captain (Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 10% bonus shares)

$10,000+ Lucyd Legend (Limited edition, handmade "Lucyd Legends" NFT e-glasses + free pair of standard Lucyd Lyte e-glasses + $35 custom lens credit + 10% bonus shares. Lucyd Legends are unique pairs of Lucyd Lyte with custom art on packaging and frame, and include a corresponding NFT artwork. The Lucyd Legends series features 10 one-of-a-kind art-infused Lucyd Lytes from each artist featured.)

$50,000+ Lucyd Dreamer (Limited edition, handmade "Lucyd Legends" NFT e-glasses + Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 25% bonus shares + two standard fare tickets to Miami, FL to meet the team)

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Innovative Eyewear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $356. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Final Update - Campaign closing, new stores, virtual try-on kiosk

3 days ago

Hello InnoEye investors,

Thanks for following our mission to upgrade the world's eyewear! It has been a great journey together so far, and our campaign is closing in just three days. This is your last opportunity to invest in the company making the most strides toward bringing smart eyewear mainstream.

We are making terrific progress toward widespread adoption of our frames in the optical industry. We have 58 confirmed locations on our store map, we have signed WNBA star Monique Billings to our influencer roster, and we will be attending Vision Expo West this week to introduce our frames to a huge number of optical retailers.

We have also nearly completed our in-store try on kiosk, which we will be deploying to retailers across North America in Q4 to provide a fun and innovative experience to eyewear customers. See a sample video of it in operation here. We also have a great new Lyte tutorial on our Youtube.

It's hard to express how excited we are for the road ahead. The response to our new titanium and sport frames has been fantastic, and the preorders have already started to pour in. They start shipping early next week! We also expect our Vyrb app to launch into beta next month, on October 20th.

Thanks for reading this final update. We are so grateful for your contribution to the company. As a community-funded business, we could not do it without people like you. Please consider a final investment as we need your support to bring the Lucyd dream across America and beyond.

All the best,
InnoEye Team

Sep 13 Update - New Lyte Styles Available for Preorder, Ship Sept. 30

11 days ago

Hello Innoeye investors and followers,

Thank you for supporting our mission to upgrade the world's eyewear! We are excited to announce the launch of our Lyte Titanium and Lyte Sport capsule collections at Lucyd.co. Head over to our site to check out the new styles!



Lucyd brand ambassador Hadar Adora rocking the new 0° Lyte Sport frame.

With 12 styles now available and tons more on the way, at 56 total lens types on offer, the Lucyd brand has established itself as offering the **most variety** for any line of smart eyewear.

Thanks again and have a wonderful day!

All the best,
Innoeye Team

Sept. 8 Update - First Free Lyte Codes Released, Vision Expo and More!

16 days ago

Dear InnoEye investors and followers,

We hope you had a terrific holiday weekend. Thank you for your support as we work to build the wearable future with our innovative products. As a community-funded business, we rely on contributions from people like you to make the best smart eyewear on the market!

We have some exciting updates for you today. The first round of FREE LUCYD LYTE codes have gone out to our investors who reached $500 or more in this crowdfund. For those of you who don't see it yet, your investment may still be processing (it takes a few weeks). Allow to the end of September to receive the code. The name of the code email is "Free Lucyd Lyte code", please search for it before contacting us.

We have signed all-star pro basketball player **Monique Billings** of the WNBA to our influencer roster! She has joined us for a three-year brand ambassadorship, to help promote the Lucyd brand and bring her unique personal flavor and ambition to the world of smart eyewear. She is a leading scorer on her team, the Atlanta Dream.



Monique Billings, #25 of the Atlanta Dream, sporting the Lucyd Lyte Moonshot model.

Finally, we have the biggest eyewear show in the country coming up this month. We'll be attending Vision Expo West in Vegas from Sept. 23-25, stay tuned for some awesome footage of our massive 20'x10' booth where we'll be introducing our smart eyewear to optical businesses across the US!

Thanks again for being a part of the Lucyd community. Have a wonderful day!

All the best,
InnoEye Team

Press Release - Wholesale Business Growth Report

24 days ago

MIAMI, FL: Since the launch of our Innovative Eyewear's wholesale business in June 2021, the company has made significant strides towards its goal of mainstream adoption of smart eyewear, making several inroads in the brick-and-mortar optical industry. After launching to the optical industry at the Vision Expo East event at the beginning of June, the company has grown from no resellers to 50 confirmed locations, visible on the Lucyd store map. Many of the company's resellers have already placed multiple orders in this short window of time. Additionally, the company has gained valuable feedback from several successful optical businesses to inform our product development strategy and better meet the needs of the sector.

The following notable eyewear businesses have begun reseller partnerships with us:

· Marca Eyewear has signed on to be our national distributor in Canada, and has already distributed hundreds of units to eyewear stores across Canada. They have signed a multi-year exclusive distribution deal with us, with a minimum purchase requirement of over $4m in Lucyd Eyewear over 30 months to maintain retail distribution exclusivity in Canada.

· Metro Optics chain of eyewear stores in New York City has signed as a reseller with a large 155-unit stocking order.

· The EYE.QUITY eyewear chain in the Great Lakes area has had a strong initial order and a commitment to work together to bring smart eyewear to the region.

Additionally, two of the top ten optical resellers in the US are testing Lucyd's products for potential inclusion in their stores across the country. Furthermore, a key big box electronics retailer, and one of the largest sporting goods retailers in North America are evaluating our smart eyewear for inclusion in their online stores.

In tandem with the aggressive expansion of our wholesale business, we are working towards significant additions to our product lineup, including a larger selection of styles to suit the full scope of eyeglass wearers. Lucyd plans to have 20 styles of Bluetooth eyewear available by the end of 2021.

We are pleased to share news of our rapid progress since the launch of Lucyd Lyte to the optical trade this past June. In just a few short months, we have built a robust network of resellers to introduce Lucyd products to consumers where they are most comfortable trying new glasses: at their local optician. We are grateful to have the opportunity to expand our business from a direct-to-consumer operation to one that also addresses the established optical industry, and provide its customers with a smart eyewear option that is attractive, ergonomic, useful and affordable for the first time.

Aug 27 Update - Campaign Closing Date, New Store Map

28 days ago

Hello InnoEye Investors,

Thank you for following our mission to upgrade the world's eyewear. Our amazing progress since the launch of the Lyte this past January has shown that with the power of community, a startup can disrupt a monolithic industry like the eyewear market.

To focus our efforts on the upcoming launch of our Vyrb app and six new styles of Lucyd Lyte, we have accelerated the close date of this campaign. Our Startengine campaign end date has changed to **September 24th, 2021**, so be sure to get in any final investments before then!

Please note that an investor may cancel an investment commitment for any reason until 48 hours prior to a close on funds, unless the company has already closed on your funds previously. To those who invested **$500 for free e-glasses**, we'll be sending the first round of free Lyte codes to your emails at the end of August. If you just recently invested, you will be included in the next round at the end of September. This code will include a $35 custom lens credit to fully cover clear Rx lenses if needed, or it can be applied to any of our 16 main lens types.

We have recently built a store map on our site, showing dozens of locations around North America where you can try on our frames in person, and have them customized by a local optician!

We hope you will continue to follow our progress as work to build the wearable future! If you haven't invested yet, please consider a contribution – all investors, even at the minimum amount of $199.36, will be given a 10% running discount on the Lucyd.co eshop through the end of 2022, and permanently boosted 15% cash back in our referral program. Thanks for reading and have a wonderful day!

Best wishes,
InnoEye Team

Notice of Funds Disbursement

30 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Innovative Eyewear has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Innovative Eyewear be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Aug 18 Update - Vyrb Demo, Safety Glass Prototype and more!

about 1 month ago

Hello InnoEye investors,

Lots of exciting news to share today!

First, check out a video of our upcoming Vyrb app in action! We have completed the posting module and we are now working on direct message and voice command features. We have lots more in store for Vyrb over the coming year, as we have a full multi-phase development plan in place to make Vyrb an immersive and fun experience. Vyrb is slated to enter open beta on September 30th.


Vyrb Demo #1
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Watch on YouTube

Second, our development of a Bluetooth safety glass is underway, take a look at an early prototype below (note: final form factor will differ significantly). We have received significant interest from several entities that would like to offer all of their employees a Bluetooth safety glass, so we're working hard to make it happen and expect to have it available in Q4.



We are also developing an additional batch of our Lyte frames for Q4, to bring our total available styles up to 20 pairs by the end of the year. This third release will include a shorter arm version for youth and women with smaller faces.

Next, we've welcomed Helen Maschmeyer onto the team here in Miami, and she'll be responding to your support requests and helping our lead developers on Vyrb.

Our new free glasses contest is live, join here and share for extra entries!

Finally, if you're wondering what sets Lucyd eyewear apart from the competition, check out this review in the Odyssey. And if you get a chance, check out our Instagram - we've got some great new shots up and could use your follow!

All the best,
InnoEye Team

Aug 12 Update - New press coverage, new site & more.

about 1 month ago

Hello InnoEye investors,

Thank you for coming on this journey with us to upgrade the world's eyewear! We have some exciting news to share today.

First off, Vyrb development and the new Fall collection of Lucyd Lyte are progressing well, and we expect both to launch in the last week of September!

Check out our new article about why Lyte is a great tool for students heading back to school. As always, we are pleased to share an 18% discount for students and educators (military and healthcare workers too!), just contact us through Lucyd.co to receive the discount.

Next up, we want to let our community know we will be attending Vision Expo West September 23-25th in Las Vegas, if you're in the area we would love to meet you at the show. We expect another incredible show like the last one, and we plan to onboard dozens of new optical resellers, as well as get valuable industry feedback about our products.

Also, our new site is up at Lucyd.co, so please check it out and let us know your feedback!

As part of our mission to enhance the world's vision, we donate a pair of high quality glasses for every Lyte we sell online, and for every person who invests in our campaign. We just donated 290 pairs of sunglasses to the Miami Rescue Mission, a charity focused on helping South Florida houseless people. It's one way we like to make a local community impact! Want to learn more about how Lucyd is making an impact in people's lives? Check out our blog!

We have nearly completed our appointment of our first board of directors, and are working on several promising deals with large eyewear chains, so stay posted for the next update! Thank you for all your support.

Best,
InnoEye Team

Aug 5 MAJOR Update - Team expansion, Lyte improvements and more!

about 2 months ago

Hello InnoEye investors,

Thank you for coming on this journey to upgrade the world's eyewear! We have some incredible news today.

First off, we have appointed Olivia "Dibby" Bartlett as non-executive director to our our board. Dibby is an incredibly experienced optician and is currently **President of the Opticians Association of America**. She was named by Vision Monday, a leading eyewear industry publication, as **"One of the Most Influential Women in Optical"** in 2018. Dibby is an incredible addition to the board and will help the Lucyd brand achieve its goals in the optical industry – namely, to get our smart eyewear on the shelves of optical stores in all 50 states and beyond! Read the release on Yahoo! Finance.



Dibby Bartlett, OAA President

Next up, we have just contracted a new Community Manager. Our new team member, Helen Maschmeyer, starts next week. Helen comes to us with a background of six years of content creation for fashion brand Paula Hian, and also worked in sales at Tesla. She also has also developed several apps, including MoodFood, and will be assisting our lead developers with the launch and marketing of the Vyrb app.

That's not all! Working closely with our manufacturer, we have developed **a new Bluetooth chipset for the Lyte**, which will debut in our upcoming models, expected to launch late September. This new chipset brings several benefits, namely a more balanced audio experience with an **improved bass response**, and an increase the **Bluetooth range to 100 ft!** This means you'll be able to enjoy higher fidelity music on our glasses, as well as leave your phone on the sidelines or in your bag during physical activities, and still have a strong connection on your Lyte.

Thanks to all of our investors for enabling this incredible progress with their contributions. Please consider adding to your investment in us, we are very grateful for your support as it truly makes the company stronger and better positioned to capture the emerging smart eyewear market.

All the best,
InnoEye Team

July 28 Update - Distribution info, new CEO interview

about 2 months ago

Hello InnoEye investors,

Thank you for supporting our mission to upgrade the world's eyewear! Our new campaign is off to a great start, thanks to our amazing investors from around the world.

Our massive distribution deal with Marca Eyewear is underway, and we have shipped out their first stocking order of 650 frames to Canada! We look forward to continuing to supply our friends in the north with the best smart eyewear on the market.

We have an exciting new podcast interview of our CEO with optician Perry Brill of the Eyetrepreneur podcast, check it out here!

Thanks for checking out our new campaign. Don't forget, you can get a bonus Lucyd Lyte e-glass when you invest $500 or more. This pair will include a $35 custom lens credit which fully covers standard prescription clear lenses.

Thanks and stay tuned for more updates!

InnoEye Team

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Michael K. 2 INVESTMENTS 2 months ago Pinned by Company

I am very impress with the products and the vision of this awesome company. I have 2 pair one is prescription and the other are the sunglasses. I wear them when biking and on the treadmill. I am excited to offer the state-of-art wearables to everyone I know. Michael K.

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Frank W. 5 days ago

So when will it be able to take pictures?

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Vera D. SE OWNER 21 INVESTMENTS 10 days ago

I have attempted to get my free pair of glasses based on my investment. Your response of checking out my e-mail and spam folder did not work. I notified you of same but did not receive the info I needed. Please address my concern by sending me a new code so that I can stop worrying about this matter. Vera D.

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Sabastian C. 2 INVESTMENTS 11 days ago

I've been an investor for so time know and still haven't received my glasses.

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Patrick Q. 1 INVESTMENT 11 days ago

I really enjoy my shades and have more funds on the way ,thanks from all us geeks

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Mahesh K. 7 INVESTMENTS 14 days ago

I received my glasses today and sorry to say but I am not impressed compared to what I saw in the videos before. The sound quality is not that great and people around me can clearly hear what I am listing to. Are there any plans to make it better since Facebook also came out with Rayban Smart glasses? Also, how do those 3 patents you have protect this brand from competition like Facebook Smart glasses?

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Patrick B. 1 INVESTMENT 16 days ago

i would definately be interested, whats the time window on the free pair? i would need to get my eyes checked some time soon for updated prescriptions and i don't know if i would get them now or in a few months.

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Kenneth S. 3 INVESTMENTS 19 days ago

Trying to find out how much my investment
Is worth now

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Robert Q. 22 INVESTMENTS 23 days ago

Robert Q.
Have you considered adding a hearing aid or a simple sound amplifier to the glasses?
I'm a fully funded investor, over $500 and have not received any notification regarding my glasses. Please advise when I can expect to receive the glasses.

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Gary H. 1 INVESTMENT 24 days ago

When do the disbursement email comeout?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Harrison Gross, CEO of Innovative Eyewear. We produce Bluetooth frames that look and feel like normal glasses, but do so much more. Our Lucyd Lyte frames allow you to listen to music, talk on the phone, use voice assistance, and correct your vision as one of the first smart eyewear products suitable for all day optical use.

This basically replaces a lot of the things that you use on a daily basis like those ear pods, air pods, headphones that are so bad for your eardrums. This replaces it. I hear everything right through here.

Between 2008 and 2018 in the U.S. pedestrian fatalities have increased by 60%. This is due to the fact that pedestrians and drivers alike are distracted by their smartphones. Lucyd Lyte offers open ear audio and easy to use touch controls so you can stay safely connected to your digital life outdoors.

All you got to do is press a button, turn on each of the speakers. It automatically attaches immediately to my phone. And then, I can talk to Siri. I can press a button and I can make a phone call. I can accept phone calls. I can ask for an audio book from Siri. What I love again is that it's ease of use.

Before we introduced our first Lucyd frames, we noticed several issues with the smart eyewear available on the market. They were either too bulky, too expensive, caused eyestrain.

It wasn't as cute as these.

As part of our mission to upgrade the world's eyewear, we plan to offer more styles and sizes in smart eyewear than any other company.

Whoa. The quality is insane on these, man. Oh my God.

Lucyd light is incredibly easy to use and connects to a world of devices, just like wireless headphones do. Simply click the buttons on the glasses to turn them on. And then, from there you can use other touch controls like activating Siri with a long touch. You can do single clicks on the left and right to lower and raise volume. And you can answer a phone call just by clicking once on the glasses.

I love these because they keep me connected to the world, but they also keep me connected to my business, my music, and my books.

As exciting as our e-glasses are, we're taking them to a new level with a full stack social media app called Vyrb. Vyrb will allow you to speak social posts and hear all types of audio content right on your Lucyd e-glasses. Join us today on our mission to upgrade the world's eyewear. We'd love to have you in our community.

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